EXHIBIT 9.1

CERTIFICATE OF DESIGNATION,

PREFERENCES AND RIGHTS

 of

SERIES A PREFERRED STOCK

of

NATE’S FOOD CO.

Nate’s Food Co., a corporation organized and existing under the laws of the State of Colorado (the “Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), pursuant to authority of the Board of Directors, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has and hereby authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $0.0001 per share (the “SERIES A Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof, as follows:

I. DESIGNATION AND AMOUNT

A. Designation. The designation of this series, which consists of 2,000,000 shares of SERIES A Convertible Preferred Stock, is the SERIES A Preferred Stock (the “SERIES A Preferred Stock”) and the face amount shall be $.0001 per share (the “Face Amount”).

B. Dividends: Initially, there will be no dividends due or payable on the SERIES A Preferred Stock. Any future terms with respect to dividends shall be determined by the Board consistent with the Corporation’s Certificate of Incorporation. Any and all such future terms concerning dividends shall be reflected in an amendment to this Certificate, which the Board shall promptly file or cause to be filed.

II. RANK

All shares of the SERIES A Preferred Stock shall rank (i) senior to the Corporation’s Common Stock and any other class or series of capital stock of the Corporation hereafter created, (ii) pari passu with any class or series of capital stock of the Corporation hereafter created and specifically ranking, by its terms, on par with the SERIES A Preferred Stock and (iii) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the SERIES A Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

III. LIQUIDATION PREFERENCE

The SERIES A Preferred shall have no liquidation preference over any other class of stock.

IV. VOTING RIGHTS

Except as otherwise required by law, each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to twenty thousand (20,000) Common Shares. Except as otherwise required by law or by these Articles, the holders of shares of Common Stock and Preferred Stock shall vote together.

 V.  DIVIDEND RIGHTS

Initially, there will be no dividends due or payable on the SERIES A Preferred Stock. Any future terms with respect to dividends shall be determined by the Board consistent with the Corporation’s Certificate of Incorporation. Any and all such future terms concerning dividends shall be reflected in an amendment to this Certificate, which the Board shall promptly file or cause to be filed.

VI. CONVERISON RIGHTS

Each Series A Preferred Share cannot be converted into Common Shares, unless it is approved by the Board of Directors and agreed upon by the Series A Preferred Shareholders.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 19th Day of December 2022.

X
Nate Steck